4 January 2005

ISSUED ON BEHALF OF REED ELSEVIER PLC

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received today a notification dated 22 December 2004, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of Legal & General Group plc and/or its subsidiaries in the ordinary shares of Reed Elsevier PLC is 50,962,997 shares, representing 4.00% of the Company's current issued share capital.